Filed Pursuant to Rule 433 of the Securities Act of 1933
Free Writing Prospectus dated November 4, 2026
Relating to the Prospectus Supplement dated September 11, 2026
Registration No. 333-295142

On November 4, 2026, DeFi Development Corp. (the “Company”) made available a video relating to the Company’s offering of shares of its Variable Rate Series C Perpetual Preferred Stock (“CHAD Stock”). A transcript of the video is attached hereto as Exhibit A.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement (including a base prospectus) and a prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference therein or that the Company has filed with the SEC for more complete information about the Company and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC’s website or by visiting www.dfdv.com.

Cautionary Note Regarding Forward-Looking Statements.

This Free Writing Prospectus, the video and the exhibit attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends impacting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These statements can be identified by words such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. These risks include, but are not limited to, market risks, trends and conditions, and are more fully described in the prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference therein or that the Company has filed with the SEC for more complete information about the Company and this offering.

Exhibit A
00:00:
This is the biggest hack or maybe the biggest robbery in all time, know, human history. And Bitcoin was down about 3%. Markets moving higher pretty quickly, but I mean, it's reading the tea leaves, I guess. And I don't like tea. And ultimately DeFi will become the leader in global financial innovation, not TradFi, which, you know, I'm really excited for.
00:32:
Pete Humiston here at DeFi Development Corp. And this is our weekly show where we give builders and investors our own take on all things Solana, crypto, AI and markets. Today, I'm joined with none other than my colleagues, Joseph, John and Parker. All right guys, before I throw the first question at you, we've got quite a bit to chomp on over the past week. A record month for Solana tokenization despite lackluster price performance. Also our
01:02:
preferred perpetual equity, CHAD, had its own milestones as well last month. We've got a hit on the Binance hack where Thief's ran off with more than $6 billion in crypto. And then lastly, would love to get your guys' take on what many are calling right now, the AI meltdown. Well, guys, let's jump right into it. Tokenization, Solana. It's been the talk of the town for a while. And actually, just this past month, we saw
01:30:
quite a number of milestones. 1.8 million wallets now hold tokenized stocks. TVL actually hit an all-time high on the 28th as well, $5.2 billion. Saw a record number of inflows as $900 million over the past 30 days. And we've seen a number of tokenization related startups really start to make meaningful moves, including Ondo amongst several others.
01:56:
What are you guys thinking? What's the vibe right now on tokenization? mean, people keep talking about it. Obviously the data suggests that there's quite a bit going on here, but how is everyone feeling? Yeah, I'm bullish. You know, we said this stuff was going to happen for a long time. There's a of hype about it. And now every day I talk to another company who is participating or leading in RWA tokenization. There's going to be a ton of players in the space and
02:24:
almost all of them are looking at Solana or working on Solana right now. Yeah, I think from a bullish Solana perspective, the market is still so small for our RWAs that when you're a new player, you're a state street and you're like, want to tokenize something. You're not like, oh, well, Ethereum is the market leader because they have like, you know, a hundred billion and Solana is not, you know, tiny and not worth looking at because they only have 20. It's like the TAM here is like tens of trillions. And so.
02:54:
I think for most outside players, both Ethereum and Solana are like seen as equals almost. Maybe not exactly, but close to that realm. So then you got to pop open the hood for both of them. And once you pop open the hood and look at the technology, look at the performance, you know, look at, you know, just the user experience as an issuer. I think Solana just wins hands down. So, you know, I think that's why a lot of institutions are launching on Solana first and in some cases launching on Solana only.

03:23:
I just add, you mentioned Solana had a record month of tokenization of number of users and inflows. So that's really fantastic because even during that time, we've seen the price of Solana, the token going up and down and being very volatile in tandem with the overall equity markets. So what is really telling about this is that RWA's real world assets are a true use case and that many people are using RWA's to get exposure to various types of equity.
03:53:
debt funds where previously they couldn't have. So I remember a few years ago, one of the narratives was banking the unbanked. That didn't really go very far. No one really talks about that anymore, but that was what a lot of people talked about a few years ago. And what I think we're seeing now is a new term, which I'm going to make up right now, calling brokering the unbrokered. So a lot of overseas investors don't have the brokerages.
04:23:
that allowed them to invest in US equities, for instance. But with RWAs, we're seeing a lot of this now actually come to fruition. Now they actually can get exposure, even if their brokerage in a various foreign country doesn't allow them to. So it's a great thing for the investor because they're able to allocate capital for the things that they want exposure to. It's a great thing for blockchain technology, which makes this all possible. It's also a great thing for America because ultimately,
04:51:
All this capital is able to find its way to our various securities in America, equity debt, et cetera. So in translation, if you're bullish tokenization, you're bullish America. like the sound of that. That's right. I was going say to add on that to that, you you've seen the trend. I think everyone's seen the charts of, know, foreign holders of US treasuries is just down only, right? Foreign holders of treasuries are dumping their treasuries.
05:21
What are they going into? Well, look at the charts for equities, foreign holders of U S equities at all time high and like hockey sticking higher. So I think this is just part of that general trend to give all 7 billion people on the planet access to us capital markets across the stack, including the equity stack, which, know, equities are the most fun, right? Pete. I would say so. Yeah. And I guess we'll have to see what the regulatory landscape evolves into. Assuming we start to see a transition from.
05:50:
the Republicans over to the Democrats. Cause you know, historically, obviously the Democrats are a little bit more critical of crypto. mean, I would be for different reasons, but you know, it's your point Parker, like you would think that there would be arms wide open in terms of regulation to basically bring more folks into having exposure, US capital markets and, and treasuries for that matter. But I guess what I was curious to ask too, your guys has thought.
06:17:
do you view the current tokenization landscape right now? mean, it's growing handsomely. mean, it's nothing, it's not hockey sticking quite yet, but I mean, is it going to be a winner takes all? Is there going to be a few of them? It's kind of a knife fight right now, right? What is the general vibe to have just who's going to come on top for tokenization? I think the RWA tokenization is just in a land grab phase right now and
06:47:
Like I said, talk to a new company every day that's working on tokenization, and they all have whatever their niche is or some overlap, but older players are coming in, newer players are coming in, and everybody's just trying to tokenize as much stuff as they can right now or get positioned to do that. So I think it's really hard to say who the winners are going to be because all of the current participants have extremely low TVLs as a comparison to
07:16:
What's coming right? Like we're talking about trillions of dollars coming and we're looking at like single digit billions here now. So we don't know who the winner is going to be. It's wide open, you know, but the competitors are coming fast. I, completely agree with that. And I'm probably just end up saying the same thing here that Joseph said, but I think it's just so small and
07:41:
I think there can be multiple winners, both on the issuer platform side, also on the base chain side. I know we compare or pattern match to the old world, and DTCC or DTC has basically a complete stranglehold on the transfer market, but this is a global market we're talking about. And you would think exchanges would have concentrated in one or two leading ones, just like you have, say, the NASDAQ and the NYSE.
08:10:
as leading exchanges in the US. But we've got a whole bunch of crypto, centralized crypto exchanges. And so I think probably what you'll see is a couple of chains do well and a whole bunch of different issuers do well. But I think you certainly don't want to be like the 37th largest issuer to get into the market. You'd probably want to be in the top five if you want to do well. think there will be a lot of different players.
08:36:
across the spectrum based on or across the stack, I should say. So there will be infrastructure providers that make it easy for various players to tokenize their own versions of RWAs, whether it's equity debt, something in between a private fund and public fund, et cetera. Then there will be providers that actually are B2C. So in traditional talk, B2B, B2C. So on the B2C side, there will be customers that interface directly with some of these platforms and that those may be exchanges.
09:06:
Those may be new apps dedicated to RWAs. They may even be some of the legacy businesses which create a RWA offering on top of their existing platform. So that would be quite interesting. And then there will be also additional layers, tangential layers or parallel layers, which are, let's call them derivatives, you know, offering different types of leverage, offering different types of tranche or ways to split these things up, which frankly don't even exist in the TradFi market. So the end customer.
09:35:
is actually able to get a very unique flavor of these things. They can buy, you know, tokenized NVIDIA, that's fine. But they may be able to buy a more unique version of NVIDIA, which is tranched in some way, which has various types of options built in, which has different types of bundling with other types of stocks. So not only is the end customer getting a better access as a result of RWAs, they're also getting

10:03:
a more unique opportunity for different flavors, depending on their risk tolerance and the exposure that they want within RWS. I think that's a really important point. We're kind of in this build out phase right now where it's just cloning the existing world, right? Like, all right, we need all the equities on chain. We need all the bonds on chain. We need all the funds on chain. Yeah, it's kind of boring though. It's an access story, whatever. That's like putting, you know, the
10:30:
chocolate and vanilla ice cream machine in every sandwich shop. It's like every sandwich shop needs the ice cream machine, but do we really need more chocolate and vanilla ice cream? But the really exciting part is, okay, now you've got all these wildly degenerate experimenters all over the world that now have the two base flavors of ice cream, chocolate and vanilla, and they can go absolutely crazy. And so then you have the
10:57:
you know, the Ben & Jerry's that shows up or the Cold Stone with like 30 different flavors and all the mix-ins. And so I'm really excited for it. I don't know how long it's going to take. Probably within this decade though, for new financial primitives to be built on chain first. So rather than the on chain world just cloning and copying the old world, the TradFi world, financial innovation is actually going to start and be initially built on chain.
11:26:
And then what's going to happen is the TradFi world is going to like copy that and we're going to backport those innovations back into the TradFi world. so that experimentation, it's already here. You see a little bit of it with things like meme coins and perps and that sort of thing. But I think that experimentation is going to go absolutely crazy. And ultimately DeFi will become the leader in global financial innovation, not TradFi, which you know, I'm really excited for.
11:53:
Awesome guys. Well, I wanted to shift gears real quickly too. John had said it, you know, last month, Sol itself really volatile. However, of course there's been a number of just kind of positive underlying developments and we just went on and on about tokenization. But in October Solana actually for the seventh month in the row was number one in terms of app revenue across the majors. And again, this was in the face of Sol itself actually being one of the worst.
12:22:
performing amongst the majors. The network also notched a thousand days of uptime, which historically, Seoul has been criticized for going offline. It's had its moments. And we even saw players start to jump ship into the ecosystem. Akash Network, which is a decentralized compute platform, is actually one of the larger protocols of the past several years. They completed their migration over to Solana.
12:49:
I guess I wanted to get your guys' thoughts. Again, price kind of sucked, but we see all kinds of developments that have taken place. Was there anything that stood out to you last month or lately that's got you particularly bowled up on Solana? And, you know, maybe the price of Sol itself is not necessarily reflecting that quite yet. I think looking at all the fundamentals, I'm reminded of the Bezos quote from the early 2000s where he said,
13:19:
You know, the stock is not the company and the company is not the stock. So I think that kind of applies here where, and you see this in every cycle, honestly, where the threshold of developers, like the number of developers never drops anywhere below where it was in the prior cycle. And there's just a lag, right? So you've got the builders, you've got the fundamentals.
13:44:
and they take a little bit of time to build the traction. And then there's a second lag, and that is the narrative developing. And so think what you have is some strong fundamentals right now. And I think there's gonna be a narrative developing over the next, let's call it 12 months. And then price kind of starts to flow somewhere around in there. So there's like the early sprinklings of narrative, and then price starts to follow, and that really like...
14:09:
catalyzes and crystallizes the narrative. It's like, oh, this is something that people should pay attention to. And so, but you know, for better or worse, I think we're just like stuck in this four year cycle thing. It seems to literally just be happening right on schedule. And so I think the fundamentals are stronger than ever. We just need a little bit more time for the four year cycle to essentially catch up. Well, one of the bigger developments that I'm sure we all want to highlight or itching to highlight is.
14:39:
Digital credit in the Solano ecosystem. So CHAD, our baby, our preferred equity paying 14 % annual dividend daily. We crossed a number of milestones. Does anyone want to quickly hit on, you know, what CHAD has accomplished over the past 30 days and why we're particularly excited and awesome? Maybe how we view this fitting into the Solano story itself too. Yeah, sure. Yeah. So.
15:08:
CHAD is DFDV's variable rate perpetual preferred stock. That's PAR value $10, similar to stretch or SATA as other instruments. And a CHAD was the fastest digital credit instrument to reach PAR. believe it was 49 days, about seven weeks from launch to a PAR, which is over 20 days earlier than SATA's and over 40 days earlier than a stretch. And the intention with
15:38:
CHAD is to raise money in the public markets and then use that money to allocate to Solana for DFTB's treasury. And we think in the long run, this has outsized future impact on Sol prices because we should be able to grow CHAD significantly into the future and that becomes a permanent
16:07:
Yeah, think what's really interesting about this space is that in less than two years, we've seen digital credit move from a product to a category. So explain what that means. So in February 2025, know, Saylor, Fong and the rest of the strategy team launched STRK in February 2025. So that was coming up on two years. Since then, they've launched four additional digital credit products.

16:37:
Strive, Stride, Stretch, and Stream, which is pretty incredible. Strive Asset Management has also launched SATA, SATS, Bitmine's done BNMP, is all fantastic. These are all digital credit products. So we've launched CHAD, our daily dividend digital credit product, which has been super well received by the market and reached par in just 48 days, like you guys mentioned.
17:02:
So what this tells me is that there's clear demand for this type of daily income instrument. And secondly, investors are increasingly becoming more educated about what digital credit is. So just zooming back out to February of 2025, was literally a single product. Today, it's a category spanning multiple listed companies with over $10 billion of combined market cap and continues to grow. So super, super exciting times. Yeah, very exciting.
17:33:
I think the other thing that we're optimistic about right is that CHAD becomes a household staple within, um, know, TradFi income, dividend investor, vertical such that, you know, it draws maybe attention to Solana in a, in a way that, you know, couldn't otherwise big aspirations for CHAD excited to see how it progresses. But, um, guys, the one thing we got to talk about this week, man, it seems like no one's safe out there. Binance hack.
18:02:
It sounds like North Korea got off with $6.3 billion. Maybe half of that was frozen. Last week, there was also, I think, a dozen other DeFi websites that were hacked on the front end. I've had people personally reach out to me just saying, Hey, what's going on with this? Is crypto going lower because of this? Do you guys have a particular take on this? Is this a net negative for crypto? this putting it in the entire industry in the penalty box? I mean, we've kind of all seen.
18:31:
hacks like this in the past, maybe not of this magnitude, but generally speaking, how do you guys feel about what would have happened is really to Binance and some of these other hacks? Yeah, of course it's concerning in the crypto space when there's an exchange hack or a DeFi project that loses money. But in this case, I think Binance has handled this, like the After Effects, extremely well. I tweeted about this a couple of times.
18:59:
I'm really impressed with their communication and how quick they were to say, you know, we're backing our users' balances here. And then how quickly the rest of the crypto community kind of rallied around them. you know, namely Tether, Circle, I think World Liberty as well, a number of other projects stepped in and were able to prevent the theft from being bigger than it might have been otherwise. And kind of...
19:28:
following even today, the Binance put out a report on what they think the cause of the breach was, and it was incredibly detailed. That's rare to see. So I think that the industry has matured really significantly in its handling of these kind of situations. mean, we've all been through or watched many of these, and I think they're just doing a really good job handling it.

19:57:
What was most striking for me was this is the biggest hack or maybe the biggest robbery in all time, know, human history and Bitcoin was down about 3%. And, you know, that's surprising. I would have expected, you know, a lot more, especially right after when markets uncertain. was so my gosh, is there contagion here? We don't know. 3%. So I think that I mean, maybe this is too optimistic, but I'll say it. I think
20:26:
that we're going to look back on this and say, you know, okay, that was start of the bull market. Like this got handled really well and the industry is learning from it. And I talk to security experts in the space, you know, very often, I'd say, and they're all more concerned than I think they've ever been. But everybody is super proactive, on guard, trying to put the new tools to work defensively. And, you know, I think ultimately, crypto is a good target.
20:56:
for this stuff, right? Because many of the transactions are instant and irreversible. But on the other hand, software is going to be more secure and the crypto industry is going to be more secure and safer in the long term than it ever has been as a result of events like this week's. I think it's a great point. think, you know, some of these attackers are going after crypto because, you know, it's kind of low hanging fruit. It's here. The spoils of war are pretty juicy, but
21:26:
You know, the real juicy attack, if North Korea really wanted to cause damage, you know, why not like hack the NASDAQ, right? And say, create pandemonium on the NASDAQ and have the price move around a whole bunch and people get margin called and like there's a whole bunch of things you couldn't really unwind if somebody was able to, for example, get into the NASDAQ and print a bunch of trades and push, you know, some big stocks down 40, 50%.
21:56:
So I think, you know, the crypto industry is hyper focused on this to Joseph's point and taking it seriously, which is fantastic. I think a lot of the legacy TradFi guys maybe aren't taking it as seriously as they should. And that could be where you'd see some really big problems. Here's my life on hand. Here's my thoughts. So obviously the Binance hack is obviously horrible. We, everyone on earth would have preferred if that didn't happen. But I think there's a pretty good silver lining.
22:26:
that frankly, this was a good litmus test about the strength of the crypto market. So just think about it in context. So if this hack, $6 billion worth of hack happened 10 years ago, that would be 50 % of the market cap of Bitcoin. That's good game for the whole industry, right? And then you think about it from a context within TradFi. So you think about
22:51:
Some of the larger blowups that happened in Tri-Fi, there's LTCM, right? Super famous hedge fund in 1998 that blew up. They blew up with about $5 billion of losses and then needed a Fed coordinated bailout. I mean, that was huge, right? And that was $5 billion. I think inflation adjusted is probably closer to $10 billion, but still within the realm and the range of what we're seeing now. If you think about 2006, right before the global financial crisis, AMRANTH,
23:20:
The mega energy hedge fund blew up and completely wound down after losing around six to seven billion dollars. And you think about Credit Suisse more recently, you they lost about five to six billion dollars when Archegos blew up. And as a result of that, they literally basically were dead until, you know, for two years and then UBS bought them out. the industry is thinking about this six billion dollar hack within the context of crypto. I think this
23:49:
The way that it was handled was so great that everything was resolved within frankly, you know, 24, 48 hours, which is unparalleled, not just in crypto, but even in TradFi. And what this is really telling us is that the industry is getting more resilient with each passing day, regardless of the crypto prices. So that's super exciting to see because the industry is continuing to get stronger and is continuing to build and build.
24:19:
pretty remarkable that Bitcoin only traded down something like 3%. It probably even came back another a hundred basis points following the Binance hack. So, I mean, you can't help but look around right now and just say, know, crypto that the bottom certainly has to be in. Right. And, you know, furthermore, supporting that notion that like, there's just immense amount of strength right now. You can look at the AI trade, which curious of you guys think is over. mean,
24:47:
We talked about it internally a little bit here and there, but there's some names. I mean, just looking at my screen here, CoreWeave off 61 % from its high as of today's recording, November 3rd, Meet Oracle down 50%, AMD off 30%. A lot of these names, I mean, just have absolutely been massacred. And I think that's come really in the face of concerns of, you know, the financials for.
25:12:
Obviously, Anthropic and OpenAI, but also just kind of reports of token usage coming down and open models coming up. So would you guys all agree that basically, you know, crypto is in a pretty handsome spot, all things considered. And furthermore, do you think the AI trade here is starting to roll over? You know, I wouldn't say that the AI trade rolling over is necessarily good for crypto automatically. I think that
25:42:
think AI is a national priority for both the US, the Chinese, the Europeans, mean everyone. And in that environment, any type of financial dislocation that would threaten the AI build out, the re-industrialization of the US, of Europe to a lesser degree, would necessitate an emergency response.
26:13:
And so while I think maybe the powers that be want to slow AI development a little bit to not create a bubble, I think any kind of correction immediately gets picked back up with a big liquidity injection. And as we all know, any type of liquidity injection immediately flows to Bitcoin. Bitcoin is the fastest horse that just runs off of any kind of liquidity injection bottom. And so I think if there is, you know, an AI

26:42:
Roll over, know, be watching, finger on the trigger for liquidity to flow back in because as soon as it does, think Bitcoin rips to the 90s or hundreds and then keeps going. don't think AI is dead. So, you know, I think there's a lot of clickbait out there. You know, when I go on my YouTube feed, it's like every other post is something about AI dying and then some grown man with emoji tears is very concerning. So the three things that I think about generally are
27:09:
you know, what's happening in terms of the corporations within the capital markets perspective, how are investors being positioned and also the size of AI and the fund models here. So I'll explain it pretty quickly. First off on the corporate buybacks, you know, that's been a tremendous driver of buy pressure for this year and frankly, for many years historically. So right now, year to day, we've seen about $1.5 trillion of buybacks. Right now we're in the midst of earnings season and some companies pause buybacks.
27:37:
depending on their structure during that time. right now we're seeing a pause potentially of a lot of buybacks. And Jamie Morgan researchers saying there could be up to 1.7 trillion for the full year of 2026. So still over a hundred billion dollars of potential buybacks from now until the end of the year. And that's potentially much of that is on pause. So that's quite interesting. That could potentially could come back online after all these guys sort of finished their 10 queues and express.
28:07:
those in the market. The second is investor positioning. So that's a combination of where hedge funds and long onlys are and also retail. So if you think about the markets, right, the markets are reflexive. And what that means is when you're looking at the market, the market is also looking at you. So in early October, funds were extremely long, a big tech relative to their historical holdings, roughly setting out the 85th percentile. So super, super, super long relative to all their holdings historically.
28:36:
since like think 1987 or something. That was early October. Now at the end of October, you're seeing that funds were actually neutral to bearish. Now that they're sitting at around the 33rd percentile. So massive, massive de-risking amongst big tech with the mega cap hedge funds and neutral funds. So that's on the retail side. So you see where, you know, buy side is relatively structured. Then on the retail side, you can look at the AAII index, which is
29:04:
basically a gauge of investor sentiment for retail. And right now they're sitting at like 91 percentile in terms of bearishness. So they're probably also seeing the same type of YouTube feed that I'm seeing where you scroll down, everybody's like AI is dead and it's fantastic for clickbait and engagement and all that stuff. But everyone's feeling it emotionally and probably being expressed in some way already in terms of retail selling out of a lot of these AI stocks. And the last is
29:33:
the fundamentals, right? Just thinking about how these companies are actually performing versus their R &D and CapEx and all that stuff. So if you think about all the large listed companies together, they're on track to generate around $2.2 trillion of operating cash flow, right? But meanwhile, the CapEx and R &D is on track to be about $1.8 trillion. So that's actually $400 billion of surplus. you know, that's a lot of...
30:00:
additional firepower to deal with any issues. Meanwhile, you look at CoreWeave, Obviously, we talked about that the yield is at 15%. Convertible bonds are trading down 70, 80 cents on the dollar. They're around $80 billion of that $1.8 trillion build out. So it's still meaningful from an absolute dollar perspective, but they're less than 5%. So they are not the thing that determines success or demise of this entire industry. So even if some stumble, does that mean
30:29:
the entire market stumbles. So you can actually think about this and look at this based on how the hyperscalers are doing. So if look at the five year CDS premiums on Amazon, Meta, Alphabet, Microsoft, they barely moved. Meanwhile, CoreWeave has obviously been dumped, right? So the question is, is this a specific CoreWeave and the Neo Cloud problem or is this an overall AI problem?
30:55:
And right now the CDS market is saying this is not an AI problem. This is a NeoCup problem. just resuming out again, you know, generally when I think about various indicators out there, YouTube feed, what's popular on X, what's clickbait, whatever is happening, that probably means a lot of it's already baked in. And at least you understand where everyone's positioned, right? Because if a random influencer is telling you that gloom and gloom and AI, and you know, there's already been like 10 million views on that video.
31:25:
You're probably not early to that view, right? So you should think about where the market has already priced in or has yet to price in some of these things. All right guys, well, let's start to wrap here. But before we wrap again, today we're recording as of November 3rd, Tuesday. Midterms are starting to wrap up here. Market is historically, I think, puked right around this time, but we're doing pretty well.
31:53:
How many predictions do we feel like markets ready to rally from here? Do you feel like we're going to get faked out? Any surprises? What's your guys' general vibe? Joseph's a big elections guy. I'd like to hear his thoughts. Bro, this is just like random basically. Like, what are we going to do? Make the call and then wait? don't know. Polymarket says 95 % for Dems in the House, 76 % in the Senate.
32:22:
Is this correct? I have no idea. And then on the market, I don't know, I think just certainty about what happens after the midterms. Like, oh, okay, we know who won. Like, you know, I think market likes certainty. So if we have that, say, okay, no more elections here for a couple of years in the U.S., then that's probably a good thing for a certainty. And maybe that makes market participants comfortable.
32:50:
Man, I think the four year cycle is just holding and in that case, you know, we would expect to see some good momentum in the early part of next year. In some ways, I think a Democrat win would potentially bring about a quicker end to the war one way or another, which could impact oil prices, which I think would lead to, you know, markets moving higher pretty quickly. But yeah, Joseph said, I don't know. mean, it's reading the tea leaves, I guess.
33:19:
And I don't like tea. know, as a famous rapper, Lil Wayne said, prepare for the worst, but still praying for the best. That's it. All right. Well, I'll try and call this one from the parking lot. I'm going to say that, you know, assuming no complete and utter destruction of Iran on behalf of Trump, cause I know there's been a lot of stuff circulating that he's going to be hitting hard and swiftly after.
33:47:
The midterms. I'd like to think that we see a bounce here. The coins retrace from I think what 88k down to 77 or so. Touching around the 200 day moving average. Market hates uncertainty. We'll get some certainty pretty soon here and maybe we'll see things rip. So I'm going to remain optimistic and say it's up only from here. Fantastic. I love it. Let's go. All right. Cool. Well, thanks for coming on guys. Great chatting as always, and we will catch you all next week. Thank you. Y’all take care.